Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Five Below, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333‑182817 and No.333-185196) on Form S-8 and registration statement (No. 333-191210) on Form S-3 of Five Below, Inc. of our reports dated March 22, 2018, with respect to the consolidated balance sheets of Five Below, Inc. as of February 3, 2018 and January 28, 2017, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the fiscal years in the three-year period ended February 3, 2018, and the related notes (collectively, the "consolidated financial statements"), and the effectiveness of internal control over financial reporting as of February 3, 2018, which reports appear in the February 3, 2018 annual report on Form 10‑K of Five Below, Inc.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 22, 2018